Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the Company”)

CHANGES TO THE BOARD OF DIRECTORS

Shareholders are advised that due to time constraints Enos Banda has resigned as an independent non-executive director of the MiX Telematics and a member of the Audit and Risk Committee with effect from July 4, 2018. The board of directors of the Company (“board”) thanks Enos for his invaluable contribution to the Company and wishes him all the best in his future endeavors.

Following his resignation, the board appointed Fikile Futwa as an independent non-executive director and a member of the Audit and Risk Committee with effect from July 4, 2018.

Fikile founded and manages an accounting firm, Your Financial Partner, which is registered with SAICA. She has more than 17 years corporate experience which includes external audit, accounting, payroll, financial management, corporate finance, corporate governance, taxation and B-BBEE regulations.

Fikile started her accounting articles at Andersen Consulting and completed them with KPMG. Post articles, she worked in corporate finance for Eskom and Anglo-American Corporation Limited. She later joined Discovery Limited, where she headed up the Discovery CA(SA) training program and Group Accounting department. She was also involved in the implementation of Enterprise Development funding transactions. Whilst at Discovery, Fikile worked with small and medium businesses that were applying for Enterprise Development funding. Fikile also serves as a non-executive director on various boards.

Mix Telematics welcomes Fikile to the board and as a member of the Audit and Risk Committee.

July 4, 2018

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